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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EvergreenBancorp, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
300349107
(CUSIP Number)
December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	300349107

1	NAMES OF REPORTING PERSONS: PEMCO Mutual Insurance Company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	91-6028851

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Washington

	5	SOLE VOTING POWER:

NUMBER OF		63,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		30,000 (shares owned by PEMCO Insurance Company, a wholly-owned subsidiary of filer PEMCO Mutual Insurance Company)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		63,000

WITH:	8	SHARED DISPOSITIVE POWER:

		30,000 (shares owned by PEMCO Insurance Company, a wholly-owned subsidiary of filer PEMCO Mutual Insurance Company)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	93,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.95%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IC

Item 1(a):	NAME OF ISSUER EvergreenBancorp, Inc.

Item 1(b):	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 301 Eastlake Avenue East, Seattle, WA 98109-5407

Item 2(a):	NAME OF PERSON FILING PEMCO Mutual Insurance Company

Item 2(b):	ADDRESS OF PRINCIPAL BUSINESS OFFICE 325 Eastlake Avenue East, Seattle, WA 98109-5407

Item 2(c):	CITIZENSHIP Organized in Washington

Item 2(d):	TITLE OF CLASS OF SECURITIES Common stock

Item 2(e):	CUSIP NUMBER 300349107

Item 3:	This statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), and the filer is an Insurance Company as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

Item 4:	OWNERSHIP
(a)	Amount Beneficially Owned:

93,000

(b)	Percent of Class

3.95%

(c)	Number of Shares as to Which Such Person Has:
(i)	Sole power to vote or direct the vote: 63,000

(ii)	Shared power to vote or direct the vote: 30,000

(iii)	Sole power to dispose or to direct the disposition of: 63,000

(iv)	Shared power to dispose or to direct the disposition of: 30,000

Item 5:	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS The reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6:	OWNERSHIP OF NOT MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON N/A

Item 7:	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY N/A

Item 8:	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP N/A

Item 9:	NOTICE OF DISSOLUTION OF GROUP N/A

Item 10:	CERTIFICATION
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
Date

/s/ Stan W. McNaughton
Signature
Name/Title: Stan W. McNaughton, President